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                            August 4, 2022

       Jurgen Eichner
       Chief Executive Officer
       VIA optronics AG
       Sieboldstrasse 18
       90411 Nuremberg, Germany

                                                        Re: VIA optronics AG
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Response Dated July
22, 2022
                                                            File No. 001-39543

       Dear Mr. Eichner:

              We have reviewed your July 22, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 8, 2022 letter.

       Form 20-F for the Year Ended December 31, 2021

       Note 26. Segments , page F-47

   1. We note from your response to our prior comment 5 that EBITDA is used by the CODM for purposes of making
decisions about allocating resources to the segments and assessing its performance.
However, we also note that the CODM receives revenue, gross profit,
                                                        EBITDA and net profit
(loss). In light of the fact that the CODM receives these other measures, we believe
that the measure that should be disclosed in Note 26 in accordance with paragraphs 25 and
26 of IFRS 8 should be the one determined in accordance with the measurement principles
most consistent with those used in measuring the corresponding amounts in the entity
s financial statements. Please revise accordingly.
 Jurgen Eichner
VIA optronics AG
August 4, 2022
Page 2

      You may contact Heather Clark at (202) 551-3624 or Claire Erlanger at
(202) 551-
3301 with any other questions.



FirstName LastNameJurgen Eichner                         Sincerely,
Comapany NameVIA optronics AG
                                                         Division of
Corporation Finance
August 4, 2022 Page 2                                    Office of
Manufacturing
FirstName LastName